

May 31, 2012

<u>Via E-mail</u>
William J. Gervais
Chief Executive Officer
Qualstar Corporation
3990-B Heritage Oak Court
Simi Valley, CA 93063

> **Re: Qualstar Corporation**
> **Soliciting materials filed pursuant Exchange Act Rule 14a-12**
> **Filed May 29, 2012**
> **File No. 0-30083**

Dear Mr. Gervais:

We have reviewed the above filing and have the following comments.

<u>General</u>

1. Please characterize each statement or assertion of opinion or belief as such, and ensure that a reasonable basis for each opinion or belief exists. Support for opinions or beliefs should be self-evident, disclosed in your materials or provided to the staff on a supplemental basis with a view toward disclosure. Please provide support for the following:

    *   "[I]t appears that none of BKF's nominees, including Bronson, has ever successfully managed a publicly held operating company;" and
    *   "Mr. Firestone has over 30 years of executive management experience."

    We understand from a review of the biographies of BKF's nominees that Messrs. Edward Fred and David Wolenski have public company management experience. Mr. Fred is the Chief Executive Officer of CPI Aerostructures, Inc., a publicly-traded aerospace company. Mr. Wolenski was previously Chief Executive Officer of OZO Diversified Automation, Inc., a publicly traded company.

    We understand from a review of Mr. Firestone's biography that he has served in executive management positions at several companies since 1996. Please provide support for your assertion that he has served in executive management positions since 1982.

Please contact Brandon Hill, Attorney-Adviser at (202) 551-3268 or me at (202) 551-3444 with any other questions.

Sincerely,

/s/ Perry J. Hindin

Perry J. Hindin
Special Counsel
Office of Mergers and Acquisitions